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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                SCHEDULE 13E-3
                       RULE 13e-3 TRANSACTION STATEMENT
      (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)


                            STREAMLOGIC CORPORATION
                               (NAME OF ISSUER)
                     (NAME OF PERSON(S) FILING STATEMENT)

                               -----------------

           6% CONVERTIBLE SUBORDINATED DEBENTURES DUE MARCH 15, 2012
                        (TITLE OF CLASS OF SECURITIES)

                               -----------------

                                 863238-AA-9
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               -----------------

                                LEE N. HILBERT
                            CHIEF FINANCIAL OFFICER
                             21329 NORDHOFF STREET
                         CHATSWORTH, CALIFORNIA  91311
                                (818) 701-8400
 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO RECEIVE NOTICES
          AND COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)


                                   COPY TO:

                           BRIAN G. CARTWRIGHT, ESQ.
                               LATHAM & WATKINS
                       633 WEST FIFTH STREET, SUITE 4000
                      LOS ANGELES, CALIFORNIA  90071-2007
                                (213) 891-7941

This statement is filed in connection with (check the appropriate box):

a. [_] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. [_] The filing of a registration statement under the Securities Act of 1933.
c. [X] A tender offer.
d. [_] None of the above.

Check the following box if soliciting material or information statement referred to in checking box (a) are preliminary copies: [_]

                           CALCULATION OF FILING FEE
================================================================================
                             Transaction valuation*              Amount of
                                                                filing fee*
--------------------------------------------------------------------------------
                                 $42,750,000                     $8,550
================================================================================

* This amount is based upon the exchange of $75,000,000 aggregate principal amount of 6% Debentures, with a market value (determined in accordance with Rule 0-11(a)(4)) of $42,750,000 based on the last reported sale price for the 6% Debentures prior to the date hereof of $57 per $100 face amount. Pursuant to, and as provided by, Rule 0-11(b)(2), the amount required to be paid with the filing of this Schedule 13E-3 is $8,550.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $8,550
Form or Registration No.:  13E-4
Filing Party:  StreamLogic Corporation
Date Filed:  October 7, 1996
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                             PAGE 1 OF 10 PAGES
                          EXHIBIT INDEX ON PAGE 10

                             INTRODUCTORY STATEMENT

     This Rule 13E-3 Transaction Statement (this "Statement") is being filed pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934, as amended, and relates to the offer by StreamLogic Corporation, a Delaware corporation (the "Company"), to exchange, for each $1,000 principal amount of 6% Debentures, $120.00 in cash, $113.33 principal amount of the Company's increasing rate unsecured promissory notes due 1998, 216.66667 shares of its Common Stock, $1.00 par value per share ("Common Stock") and five-year warrants to purchase 40 shares of Common Stock for any and all of its 6% Convertible Subordinated Debentures due March 15, 2012 ("6% Debentures"), upon the terms and subject to the conditions set forth in the Offer to Exchange dated October 7, 1996 (the "Offer to Exchange") and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached hereto as Exhibits (d)(1) and (d)(2), respectively.

     The cross reference sheet below is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location of the information required to be included in response to the Items of this Statement in the
Schedule 13E-4 (the "Schedule 13E-4") which was filed by the Company contemporaneously with this Statement. The information in the Schedule 13E-4, including all exhibits thereto, is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by the provisions of the Schedule 13E-4.

     All cross references in this Statement, other than cross references to the
Schedule 13E-4, are to the Offer to Exchange which is attached hereto as Exhibit
(d)(1) and which is incorporated herein by reference.

                             CROSS REFERENCE SHEET

   Item in                                                      Where located in
Schedule 13E-3                                                   Schedule 13E-4
--------------                                                  ----------------
Item 1(a)......................................................     Item 1(a)
Item 1(b)......................................................     Item 1(b)
Item 1(c)......................................................     Item 1(c)
Item 1(d)......................................................         *
Item 1(e)......................................................         *
Item 1(f)......................................................         *
Item 2(a)......................................................         *
Item 2(b)......................................................         *
Item 2(c)......................................................         *
Item 2(d)......................................................         *
Item 2(e)......................................................         *
Item 2(f)......................................................         *
Item 2(g)......................................................         *
Item 3(a)(1)...................................................         *
Item 3(a)(2)...................................................         *
Item 3(b)......................................................         *
Item 4(a)......................................................         *
Item 4(b)......................................................         *

Item 5(a)......................................................     Item 3(b)
Item 5(b)......................................................     Item 3(c)

Item 5(c)......................................................     Item 3(d)

Item 5(d)......................................................     Item 3(e)

Item 5(e)......................................................     Item 3(f)

Item 5(f)......................................................     Item 3(i)

Item 5(g)......................................................     Item 3(j)

Item 6(a)......................................................     Item 2(a)
Item 6(b)......................................................         *
Item 6(c)......................................................     Item 2(b)
Item 6(d)......................................................         *
Item 7(a)......................................................     Item 3
Item 7(b)......................................................         *
Item 7(c)......................................................         *
Item 7(d)......................................................         *
Item 8(a)......................................................         *

Item 8(b)......................................................         *

Item 8(c)......................................................         *

Item 8(d)......................................................         *

Item 8(e)......................................................         *

Item 8(f)......................................................         *

Item 9(a)......................................................         *
Item 9(b)......................................................         *

Item 9(c)......................................................         *

Item 10(a).....................................................         *
Item 10(b).....................................................         *
Item 11........................................................     Item 5
Item 12(a).....................................................         *
Item 12(b).....................................................         *
Item 13(a).....................................................         *
Item 13(b).....................................................         *

Item 13(c).....................................................         *

Item 14(a).....................................................     Item 7(a)
Item 14(b).....................................................     Item 7(b)
Item 15(a).....................................................         *
Item 15(b).....................................................     Item 6
Item 16........................................................     Item 8(e)
Item 17(a).....................................................     Item 9(b)

Item 17(b).....................................................         *

Item 17(c).....................................................     Item 9(c)

Item 17(d).....................................................     Item 9(a)

Item 17(e).....................................................         *

Item 17(f).....................................................     Item 9(f)

__________________
*    The Item is located in the Schedule 13E-3 only.

ITEM 1.         ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

    (a)         See Item 1(a) of the Schedule 13E-4.

    (b) See Item 1(b) of the Schedule 13E-4. The information set forth in "THE EXCHANGE OFFER--General" and "PRICE RANGE OF 6% DEBENTURES AND COMMON STOCK" of the Offer to Exchange is incorporated herein by reference.

    (c)-(d) The information set forth in "PRICE RANGE OF 6% DEBENTURES AND COMMON STOCK" of the Offer to Exchange is incorporated herein by reference.

    (e)         Not applicable.

    (f) The information set forth in "INTERESTS IN 6% DEBENTURES" of the Offer to Exchange is incorporated herein by reference.

ITEM 2.         IDENTITY AND BACKGROUND.

    (a)-(d),(g) This Statement is being filed by the issuer. The information set forth in "THE COMPANY" and "MANAGEMENT" of the Offer to Exchange is incorporated herein by reference.

    (e)-(f) Neither the issuer nor, or, to the best of its knowledge, any of the persons listed in "MANAGEMENT" of the Offer to Exchange has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.         PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

    (a)         Not applicable.

    (b) The information set forth in "SUMMARY," "BACKGROUND OF THE EXCHANGE OFFER" and "CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO 6% DEBENTURES" of the Offer to Exchange is incorporated herein by reference. Except as set forth therein, since January 1, 1994, there have been no contacts, negotiations or transactions required to be set forth in this item.

ITEM 4.         TERMS OF THE TRANSACTION.

    (a) The information set forth in the "SUMMARY" and "THE EXCHANGE OFFER" of the Offer to Exchange is incorporated herein by reference.

    (b) The information set forth in "BACKGROUND OF THE EXCHANGE OFFER" and "THE EXCHANGE OFFER" of the Offer to Exchange is incorporated herein by reference.

ITEM 5.         PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

    (a)-(g) The information set forth in the "SUMMARY" and "SPECIAL FACTORS --Purposes of the Exchange Offer," "SPECIAL FACTORS--Consequences for Untendered 6% Debentures," and "BACKGROUND OF THE EXCHANGE OFFER" of the Offer to Exchange is incorporated herein by reference.

ITEM 6.         SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a) The information set forth in "THE EXCHANGE OFFER--General," "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION--Liquidity and Capital Resources," "DESCRIPTION OF CAPITAL STOCK," "DESCRIPTION OF PROMISSORY NOTES" and "DESCRIPTION OF WARRANTS" of the Offer to Exchange is incorporated herein by reference.

    (b) The information set forth in "THE EXCHANGE OFFER--Fees and Expenses" of the Offer to Exchange is incorporated herein by reference.

    (c)         Not applicable.

    (d)         Not applicable.

ITEM 7.         PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

    (a)-(d) The information set forth in "SUMMARY," "SPECIAL FACTORS," "BACKGROUND OF THE EXCHANGE OFFER," "CAPITALIZATION," and "SUMMARY OF MATERIAL FEDERAL INCOME TAX CONSEQUENCES" of the Offer to Exchange is incorporated herein by reference.

ITEM 8.         FAIRNESS OF THE TRANSACTION.

    (a)-(f) The information set forth in the "SUMMARY," "BACKGROUND OF THE EXCHANGE OFFER," "SPECIAL FACTORS--Position of the Board," "SPECIAL FACTORS-- Fairness of the Exchange Offer" and "THE EXCHANGE OFFER--Conditions" of the Offer to Exchange is incorporated herein by reference.

ITEM 9.         REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

    (a) The information set forth in "SPECIAL FACTORS--Fairness of the Exchange Offer" of the Offer to Exchange is incorporated herein by reference.

    (b)-(c)     Not applicable.

ITEM 10.        INTEREST IN SECURITIES OF THE ISSUER.

    (a)-(b) The information set forth in "INTERESTS IN 6% DEBENTURES" of the Offer to Exchange is incorporated herein by reference.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

    The information set forth in "BACKGROUND OF THE EXCHANGE OFFER--Tender Agreement" and "CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO 6% DEBENTURES" of the Offer to Exchange is incorporated herein by reference.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

    (a) The information set forth in "INTERESTS IN 6% DEBENTURES" of the Offer to Exchange is incorporated herein by reference.

    (b) The information set forth in "SPECIAL FACTORS--Position of the Board" of the Offer to Exchange is incorporated herein by reference.

ITEM 13.        OTHER PROVISIONS OF THE TRANSACTION.

    (a) The information set forth in "THE EXCHANGE OFFER--Appraisal Rights" and "SPECIAL FACTORS--Fairness of the Exchange Offer" of the Offer to Exchange is incorporated herein by reference.

    (b) The information set forth in "BACKGROUND TO THE EXCHANGE OFFER-- The Tender Agreement" of the Offer to Exchange is incorporated herein by reference. Except as set forth in the aforesaid section of the Offer to Exchange, no such provisions have been made.

    (c)         Not applicable.

ITEM 14.        FINANCIAL INFORMATION.

    (a) The information set forth in "CAPITALIZATION," "UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS" and "FINANCIAL STATEMENTS" of the Offer to Exchange is incorporated herein by reference.

ITEM 15.        PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

    (a)         None.

    (b) The information set forth in "THE EXCHANGE OFFER--Fees and Expenses" of the Offer to Exchange is incorporated by reference herein.

ITEM 16.        ADDITIONAL INFORMATION.

    Additional information concerning the Offer is set forth in the Offer to Exchange and the Letter of Transmittal which are attached hereto as Exhibits
(d)(1) and (d)(2), respectively.

ITEM 17.        MATERIAL TO BE FILED AS EXHIBITS.

    (a)         Not applicable.
    (b)         Not applicable.
    (c)(1) Letter Agreement dated as of June 14, 1996 between the Company and Loomis Sayles & Co., L.P.
    (c)(2) Letter Agreement dated September 13, 1996 between the Company and Loomis Sayles & Co., L.P.
    (c)(3) Letter Agreement dated October 3, 1996 between the Company and Loomis Sayles & Co., L.P.
    (d)(1)      Offer to Exchange dated October 7, 1996.
    (d)(2)      Letter of Transmittal.
    (d)(3)      Notice of Guaranteed Delivery.
    (d)(4) Letter from the Company to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

    (d)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
    (d)(6)      Letter from the Company to 6% Debenture Holders.
    (d)(7)      Text of Press Releases dated June 17, 1996, September 16,
                1996 and October 6, 1996.
    (d)(8) Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9.
    (d)(9) Schedule 13E-4 of the Company dated October 7, 1996 (without exhibits).
    (e)         Not applicable.
    (f)         Not applicable.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 7, 1996


                                           StreamLogic Corporation



                                           By  /s/ Lee N. Hilbert
                                              ----------------------------------
                                           Name:  Lee N. Hilbert
                                           Title: Chief Financial Officer

                                 EXHIBIT INDEX


                                                                                    SEQUENTIALLY
EXHIBIT                                                                               NUMBERED
NUMBER                                 DESCRIPTION                                      PAGE
-------                                -----------                                  ------------
(c)(1)      Letter Agreement dated as of June 14, 1996 between the Company and
            Loomis Sayles & Co., L.P.
(c)(2)      Letter Agreement dated September 13, 1996 between the Company and
            Loomis Sayles & Co., L.P.
(c)(3)      Letter Agreement dated October 3, 1996 between the Company and
            Loomis Sayles & Co., L.P.
(d)(1)      Offer to Exchange dated October 7, 1996.
(d)(2)      Letter of Transmittal.
(d)(3)      Notice of Guaranteed Delivery.
(d)(4)      Letter from the Company to Brokers, Dealers, Commercial Banks, Trust
            Companies and Other Nominees.
(d)(5)      Letter to Clients for use by Brokers, Dealers, Commercial Banks,
            Trust Companies and Other Nominees.
(d)(6)      Letter from the Company to 6% Debenture Holders.
(d)(7)      Text of Press Releases dated June 17, 1996, September 16, 1996 and October 6, 1996.
(d)(8)      Guidelines of the Internal Revenue Service for Certification of
            Taxpayer Identification Number on Substitute Form W-9.
(d)(9)      Schedule 13E-4 of the Company dated October 7, 1996 (without exhibits).